UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                      )

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71742Q 106

(CUSIP Number)

c/o Jack C. Bendheim
Phibro Animal Health Corporation
Glenpointe Centre East, 3rd Fl.
300 Frank W. Burr Blvd., Ste 21
Teaneck, NJ 07666-6712
(201) 329-7300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 14, 2014

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71742Q 106	Schedule 13D	Page	2	of	9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BFI Co., LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 21,348,600 shares of Class B Common Stock (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 21,348,600 shares of Class B Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,348,600 shares of Class B Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1) The Reporting Person holds shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), which have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Class A Common Stock has the right to one (1) vote per share of Class A Common Stock.

(2) See Item 5.

CUSIP No.	71742Q 106	Schedule 13D	Page	3	of	9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jack C. Bendheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 21,348,600 shares of Class B Common Stock (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 21,348,600 shares of Class B Common Stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,348,600 shares of Class B Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The Reporting Person holds shares of Class B Common Stock, which have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Class A Common Stock has the right to one (1) vote per share of Class A Common Stock.

(2) See Item 5.

CUSIP No.	71742Q 106	Schedule 13D	Page	4	of	9

Item 1. Security and Issuer.

     This Statement on Schedule 13D (this “Schedule”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Phibro Animal Health Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Blvd., Ste 21, Teaneck, NJ 07666-6712.

Item 2. Identity and Background.

    This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:

(i) BFI Co., LLC (“BFI”), by virtue of its direct ownership of the Class B Common Stock in the Issuer convertible into Class A Common Stock of the Issuer (as described below), and

(ii) Jack C. Bendheim, by virtue of his sole authority to vote the common stock of the Issuer owned by BFI (together with BFI, the “Reporting Persons”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their respective signatures on this Schedule, each of the Reporting Persons agrees that this Schedule is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule.

The principal business of BFI is to make and manage investments in various business organizations. The principal occupation of Jack C. Bendheim relates to his positions within BFI and the Issuer. The address of the principal business and principal office of each of the Reporting Persons is c/o Jack C. Bendheim, Phibro Animal Health Corporation, Glenpointe Centre East, 3rd Fl, 300 Frank W. Burr Blvd., Ste 21, Teaneck, NJ 07666-6712.

During the last five years, none of the Reporting Persons, to the best knowledge of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

The Reporting Persons beneficially own Class B Common Stock of the Issuer exchangeable into Class A Common Stock. Pursuant to the Amended and Restated Certificate of Incorporation (the “Certificate”), entered into prior to the closing of the initial public offering, holders of Class B Common Stock, may, from time to time, exchange Class B Common Stock for shares of Class A Common Stock on a one-for-one basis. The Class B Common Stock is convertible, at the holder’s election, and subject to a mandatory conversion in certain circumstances detailed in the Certificate, at any time after its issuance. This conversion right has no expiration date.

CUSIP No.	71742Q 106	Schedule 13D	Page	5	of	9

Item 4. Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the shares of Class B Common Stock reported in this Schedule 13D are held by BFI, which is a Bendheim family investment vehicle, formed as a limited liability company, owned by Jack C. Bendheim, his wife, their children and their spouses and trusts for their benefit and the benefit of his grandchildren. The Reporting Persons review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule, none of the Reporting Persons, to the best knowledge of the Reporting Persons, currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

CUSIP No.	71742Q 106	Schedule 13D	Page	6	of	9

Item 5. Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 17,442,953 shares of the Issuer’s Class A Common Stock and 21,348,600 shares of the Issuer’s Class B Common Stock outstanding as set forth in the prospectus filed pursuant to Rule 424(b)(1) by the Issuer dated April 10, 2014.

(a)  BFI directly owns 21,348,600 shares of Class B Common Stock, representing 55.0% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are exchanged into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 21,348,600 shares of Class B Common Stock owned by BFI.

(b) Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with three of his adult children, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.

(c) Pursuant to an Exchange Agreement dated as of April 14, 2014, BFI exchanged 21,348,600 shares of Class A Common Stock of the Issuer for 21,348,600 shares of Class B Common Stock of the Issuer.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the BFI Co., LLC limited liability company operating agreement, which is attached as an exhibit hereto and incorporated herein by reference.

BFI holds a Common Stock Purchase Warrant, attached as an exhibit hereto and incorporated herein by reference, for the purchase of 386,750 Class B common shares of the Issuer at an exercise price of $11.83 per share (the “BFI Warrant”). The BFI Warrant is exercisable at any time at the holder’s option, including by a net issue election, until it expires on August 1, 2014.

CUSIP No.	71742Q 106	Schedule 13D	Page	7	of	9

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of April 29, 2014 among the Reporting Persons.
Exhibit 2	Amended and Restated Certificate of Incorporation of Phibro Animal Health Corporation, incorporated by reference to Exhibit 3.1 to the Amendment No 1. to the Registration Statement on Form S-1 of Phibro Animal Health Corporation, filed on March 31, 2014.
Exhibit 3	Amended and Restated Limited Liability Company Operating Agreement of BFI Co., LLC, dated as of March 2, 2006.
Exhibit 4	Amendment No. 1 to the Amended and Restated Limited Liability Company Operating Agreement of BFI Co., LLC, dated February 2013.
Exhibit 5	Common Stock Purchase Warrant, dated as of January 29, 2009, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of Phibro Animal Health Corporation, filed on March 10, 2014.

CUSIP No.	71742Q 106	Schedule 13D	Page	8	of	9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2014

/s/ Jack C. Bendheim
Jack C. Bendheim

BFI Co., LLC

By:	/s/ Jack C. Bendheim
Name: Jack C. Bendheim Title: Class A Manager

CUSIP No.	71742Q 106	Schedule 13D	Page	9	of	9

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated as of April 29, 2014 among the Reporting Persons.
Exhibit 2	Amended and Restated Certificate of Incorporation of Phibro Animal Health Corporation, incorporated by reference to Exhibit 3.1 to the Amendment No 1. to the Registration Statement on Form S-1 of Phibro Animal Health Corporation, filed on March 31, 2014.
Exhibit 3	Amended and Restated Limited Liability Company Operating Agreement of BFI Co., LLC, dated as of March 2, 2006.
Exhibit 4	Amendment No. 1 to the Amended and Restated Limited Liability Company Operating Agreement of BFI Co., LLC, dated February 2013.
Exhibit 5	Common Stock Purchase Warrant, dated as of January 29, 2009, incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 of Phibro Animal Health Corporation, filed on March 10, 2014.